Exhibit 99.1

EPSIUM Enterprise Limited Responds to Recent Unusual Trading Activity

Macau, China – September 10, 2025 – EPSIUM ENTERPRISE LIMITED (the “Company” or “EPSIUM”), a leading importer and wholesaler of premium alcoholic beverages in Macau, today issued the following statement in response to recent unusual trading activity in its shares.

EPSIUM is aware of the recent volatility in the Company’s stock price. The Company wishes to clarify that this trading activity is not related to any changes in its underlying business fundamentals, financial performance, or any undisclosed material developments. EPSIUM reiterates that its operations remain stable, its supply chain and distribution channels continue to function as normal, and there have been no corporate events or operational developments that would reasonably explain such unusual price fluctuations.

The Company emphasizes that it continues to operate in the ordinary course of business, maintaining its long-standing relationships with suppliers and customers, and executing on its strategic priorities. EPSIUM’s mission to expand its market presence, strengthen its position in the premium alcoholic beverage sector, and deliver sustainable growth remains unchanged. The Company further confirms that its financial outlook and long-term strategic objectives are consistent with previous disclosures.

EPSIUM also reminds all investors and market participants to rely exclusively on information formally released by the Company through recognized stock exchange announcements, regulatory filings, and official communication channels. Information from unofficial or unverified sources should not be considered accurate or authoritative.

As part of its commitment to the highest standards of corporate governance, EPSIUM reaffirms its dedication to transparency, timely disclosure, and strict compliance with all applicable securities laws and regulatory obligations. The Company will continue to provide updates to its shareholders and stakeholders as appropriate and in accordance with its disclosure responsibilities.

About EPSIUM ENTERPRISE LIMITED

Through its Macau operating entity, Companhia de Comercio Luz Limitada (“Luz”), a limited liability company organized under Macau laws in 2010, EPSIUM is engaged in importing and wholesaling primarily alcoholic beverages in Macau. Through Luz, the Company imports and sells a broad range of premium beverages, primarily alcoholic beverages and, in 2022, a small quantity of tea and fruit juice. The alcoholic beverages the Company sells include Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol. Sales of Chinese liquor is by far the Company’s most significant operations, and the Company is a top wholesaler of high-end Chinese liquor in Macau. For more information, please visit the Company’s website: www.epsium-group.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

EPSIUM ENTERPRISE LIMITED
Investor Relations Department
Email: investor.relations@epsium-group.com